FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 30, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

Interim Financial Statements (six month period ended June 30, 2004)

Exhibit 2

Management Discussion & Analysis (six month period ended June 30, 2004)

Exhibit 3 & 4

C.E.O. & C.F.O. Certifications of Interim Financial Statements

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:"Bedo H. Kalpakian"

(Signature)

Chairman & Director

Date: August 30, 2004

Exhibit 1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2004

(Expressed in Canadian dollars)

(Unaudited - Prepared by Management)

Las Vegas From Home.com Entertainment Inc.

Interim Financials

June 30, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	June 30	December 31
	2004	2003
	(unaudited)	(audited)
ASSETS
Current
Cash & term deposits	$300,395	$-
Marketable securities	78,604	17,374
Accounts receivable	216,161	179,133
Prepaids & security deposits	16,402	85,041
	611,562	281,548

Due from related parties (note 8b)	106,851	140,832
Property & equipment (note 6)	319,665	238,655

	$1,038,078	$661,035

LIABILITIES
Current
Bank indebtedness	$-	$3,300
Accounts payable & accrued liabilities	725,239	405,608
Due to related parties (note 8a)	15,498	7,981
Obligation under capital lease (note 10c)	25,124	19,389
	765,861	436,278

Obligation under capital lease (note 10c)	26,672	20,303

	$792,533	$456,581

SHAREHOLDERS' EQUITY (DEFICIENCY)

Capital stock (note 7)	15,481,772	14,113,569
Contributed Surplus (note 7b)	314,433	314,433
Deficit	(15,550,660)	(14,223,548)

	245,545	204,454

Total Stockholders' Equity & Liabilities	$1,038,078	$661,035

Commitments (note 10)

On behalf of the Board,

  "Bedo H. Kalpakian"

  "Neil Spellman"

Las Vegas From Home.com Entertainment Inc.

Interim Financials

June 30, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

 (Unaudited - Prepared by Management)

Three Months Ended			Six Months Ended
June 30			June 30
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$281,334	$841,260	$558,010	$933,817
Interest	1,645	731	1,748	763
	282,979	841,991	559,758	934,580
Expenses
Advertising and promotion	120,265	58,213	218,511	113,004
Consulting fees	19,175	3,300	98,250	22,841
Amortization	27,679	15,167	49,792	30,043
Finance, interest and foreign exchange	3,936	60,333	9,550	137,867
Legal, accounting and audit	8,043	11,085	11,171	25,982
Management fees	45,000	45,000	90,000	90,000
Office and miscellaneous	29,487	18,328	64,672	23,666
Net revenue sharing	87,277	-	87,277	-
Regulatory and transfer agent fees	4,650	805	6,627	3,914
Rent	54,473	61,651	111,572	126,328
Salaries and benefits	309,319	187,310	618,318	415,082
Shareholder communication	4,713	11,085	5,097	11,085
Technical consulting	-	21,880	2,600	39,548
Telephone	(24,524)	3,839	(17,756)	12,614
Travel, meals and entertainment	18,737	13,559	71,742	72,146
Transaction fees	4,257	18,466	20,222	18,466
	712,487	530,021	1,447,645	1,142,586
Loss before other items	(429,508)	311,970	(887,887)	(208,006)

Other items
Purchase and Termination of net revenue sharing Agreement	(381,501)	-	(381,501)	-
Write down of marketable securities	(47,369)	-	(53,924)	-
Loss on sale of equipment	-	(892)	-	(892)
Loss on dissolving of subsidiaries	-	(3,834)	-	(1,400,026)
Write off demand loan	(3,800)	-	(3,800)	-
	(428,870)	(4,726)	(439,225)	(1,400,918)
Net loss for period	(862,178)	307,244	(1,327,112)	(1,608,924)

Deficit, beginning of period	(14,688,482)	(12,873,490)	(14,223,548)	(10,952,002)

Deficit, end of period	(15,550,660)	(12,566,246)	(15,550,660)	(12,560,926)

Weighted average number of shares	55,882,902	39,699,376	55,882,902	39,699,376

Weighted average gain/(loss) per common share	(0.02)	0.01	(0.02)	(0.04)

Las Vegas From Home.com Entertainment Inc.

Interim Financials

June 30, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

	Three Months ended		Six months ended
	June 30		June 30
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash provided by (used for)

Operations
Net loss	$(862,178)	$307,244	$(1,327,112)	$(1,608,924)
Items not affecting cash
Amortization	27,679	15,167	49,792	30,043
Foreign Exchange	-	3,136	-	78,418
	(834,499)	325,547	(1,277,320)	(1,500,463)

Changes in non-cash working capital:
Receivables	107,498	21,490	(37,028)	74,781
Prepaids	(1,952)	(33,387)	68,639	(39,473)
Receivable from related party	658,605	(95,027)	35,818	(95,027)
Payables and accruals	280,576	17,161	316,331	74,516
Payable to related parties	13,661	97,139	5,680	47,586
	1,058,388	7,376	389,440	62,383
	223,889	332,923	(887,880)	(1,438,080)

Financing
Issuance of common shares for cash	62,727	-	1,368,202	-
Capital subscriptions	-	70,000	-	250,000
Repayment of capital lease	(3,453)	-	(6,124)	-
Loans payable	-	(164,805)	-	-
	59,274	(94,805)	1,362,078	250,000

Investing
Equipment	(94,304)	(5,517)	(112,573)	(8,420)
Marketable securities	85,519	-	(61,230)	-
Loss on dissolving of subsidiaries	-	3,834	--	1,400,026
Loss on sale of equipment	-	892	--	892
	(8,785)	(791)	(173,803)	1,392,498

Increase in cash and cash equivalents	274,378	237,327	300,395	204,418

Cash and cash equivalents, beginning of period	26,017	(13,615)	-	19,294

Cash and cash equivalents, end of period	300,395	223,712	300,395	223,712

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2004 AND 2003

(Unaudited - Prepared by Management)

1.        Nature of Operations and Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern" basis, which assumes that the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company was previously involved in the exploration of mineral properties.  During 2003, the Company decided to write down its remaining mineral property to $0 (note 5) as it is no longer pursuing this activity.

The Company and its Antiguan subsidiary Action Poker Gaming Inc. ("Action") are in the business of developing and marketing software for on-line multi-player interactive card games.

During 2002, Action moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acts as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

Kahnawake has reserve status in Canada, which has its own regulations and laws concerning interactive gaming.  These regulations allow the Kahnawake Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet.  The law in Kahnawake regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this issue is inconclusive.

The Kahnawake Gaming Commission has issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk.

The gaming and entertainment operations are carried on by the Company's Antiguan subsidiary.  The expected principal revenues of the Company's Antiguan subsidiary will be from collecting rakes, licensing fees and royalties.  The subsidiary operates as an Internet host of card games and collects a fee as host (rake) and does not participate in the actual card games.

Although management believes that the conduct of Internet gaming related activities by its Antiguan subsidiary will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

The Company has incurred significant operating losses over the past three fiscal years and during the six month period ended June 30, 2004.  In addition, the Company must raise significant capital to develop its business and to fund operation costs.  It is not certain that the Company will be successful in its efforts to raise the required capital to continue its operations uninterruptedly.  Management's efforts are directed at increasing revenues and pursuing opportunities of merit for the Company.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations without interruption.

Las Vegas From Home.com Entertainment Inc.

Interim Financials June 30, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2004 AND 2003

(Unaudited - Prepared by Management)

1.

Nature of Operations and Going Concern (Continued)

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the "going concern" assumption used in preparing these financial statements.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.            Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and all amounts are expressed in Canadian dollars.  These principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America. These interim financial statements should be read in conjunction with the most recent audited annual financial statements.  The significant accounting policies follow that of the most recently reported audited annual financial statements.  In the opinion of the Company, its unaudited interim financial statements contain all of the adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.        Significant Accounting Policies

(a)

Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas From Home.com Entertainment Inc., and its wholly-owned subsidiary Action Poker Gaming Inc. The Company's other subsidiaries; Touchdown Inc., Endzone Inc., G.T. Enterprises Inc., and Azat Investment LLC were dissolved in 2003.  All inter-company balances and transactions have been eliminated.

(b)

Mineral properties

Mineral properties are recorded at cost.  The costs relating to a property abandoned were written off when the decision to abandon was made.

(c)

Amortization

Amortization of property and equipment is calculated on the following bases and annual rates:

Software and development costs

- 30% Declining balance

Computer equipment

- 30% Declining balance

Software development costs are capitalized once technical feasibility has been established and a market has been identified.  Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released or pro-rata based upon future revenue projection, whichever creates the greatest amortization expense.

Las Vegas From Home.com Entertainment Inc.

Interim Financials June 30, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2004 AND 2003

(Unaudited - Prepared by Management)

3.               Significant Accounting Policies (Continued)

(d)

Stock-based compensation plans

Effective January 2002, the Company adopted the new C.I.C.A. Handbook recommendation in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(e)

Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis based on agreed terms of licences and contracts as the services are rendered.  Revenues are earned from licensees based on rake splits established in licensee contracts and can vary depending on the licensee.

Allowances for non-collection of revenues are made when collectibility becomes uncertain.

(f)

Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(g)

Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Current assets, current liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses, (excluding amortization which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

(h)

Net loss per share

Net loss per share is calculated using the weighted average number of shares outstanding.  The dilutive effect of options and warrants is not reflected in loss per share for the six month periods ended June 30, 2004 and 2003, as the effect would be anti-dilutive.

Las Vegas From Home.com Entertainment Inc.

Interim Financials June 30, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2004 AND 2003

(Unaudited - Prepared by Management)

3.

Significant Accounting Policies (Continued)

(i)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

4.        Financial Instruments

(i)

Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, this is minimized by the Company's large customer base.  The Company monitors its exposure to credit risk for accounts receivable.

(iv)

Translation risk

The Company translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(v)

Market risk

Marketable securities are valued at the lower of cost and market at the balance sheet date.  The Company is exposed to market risk with respect to its investment in marketable securities.

5.    Interest in mineral property

	June 30 2004	December 31 2003
Pike County, United States of America
Acquisition cost, net of proceeds	$0	$0

During 1992, the Company purchased several mineral properties located in Pike County, Arkansas, USA.  During 1999, the Company sold a portion of the mineral properties and wrote down the remaining mineral property to $1.  During 2003, the Company wrote down the mineral property to $0.

Las Vegas From Home.com Entertainment Inc.

Interim Financials June 30, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2004 AND 2003

(Unaudited - Prepared by Management)

6.

Property and equipment

			June 30 2004	December 31 2003
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value
Software and software development costs	$180,901	$(90,450)	$90,451	$108,541
Computer equipment	240,988	(59,237)	181,751	90,936
Computer equipment under capital lease	65,130	(17,667)	47,463	39,178

	$487,019	$(167,354)	$319,665	$238,655

During 2001, the Company commenced developing its own multi-player interactive card games software.  The amount of $180,901 has been capitalized under software and development costs.  Amortization commenced in 2002 as the software was commercially released during the year. Amortization expense of $18,090 has been applied to the costs capitalized for the six month period ended June 30, 2004.

7.        Capital stock

(a)

Authorized:

   100,000,000 common shares without par value

       5,000,000 preferred shares

Changes in capital stock:	June 30, 2004		December 31, 2003
	Number of Shares	Amount	Number of Shares	Amount

Balance beginning of period	52,033,270	$14,113,569	38,103,486	$12,343,788

Exercise of stock options for cash	755,750	143,203	1,929,814	199,785
Private placement proceeds	4,000,000	1,225,000	11,999,970	1,569,996

Balance end of period	56,789,020	$15,481,772	52,033,270	$14,113,569

During the six month period ended June 30, 2004, the Company issued 755,750 common shares of the Company to directors, employees and a consultant as a result of the exercising of stock options at prices ranging from $0.11 to $0.22 per common share for total proceeds to the Company of $143,203.

The Company entered into non-brokered private placement financing agreements with Lucky 1 Enterprises Inc., ("Lucky"), a related company.  The Company has issued to Lucky 1,250,000 common shares of the Company at $0.32 per share for total proceeds to the Company of $400,000 and 2,750,000 common shares of the Company at $0.30 per share for total proceeds to the Company of $825,000.

Las Vegas From Home.com Entertainment Inc.

Interim Financials June 30, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2004 AND 2003

(Unaudited - Prepared by Management)

7.

Capital stock (Continued)

(b)

Contributed Surplus

The Company applies the Intrinsic Value Method in accounting for its stock options granted to employees, and accordingly in 2003, compensation expense of $143,128 was recognized as salaries expense.  The Company applies the Fair Value Method in accounting for its stock options granted to consultants, and accordingly, compensation expense of $171,305 was recognized as consulting expense.  The total amount in 2003 of $314,433 (2002: Nil) is reflected as contributed surplus on the consolidated balance sheets.

Had compensation expense for stock options granted to employees been determined under the Fair Value Method using the Black Scholes option - pricing model, the pro-forma effect on the Company's net loss and per share amounts would have been as follows:

	December 31	December 31
	2003	2002

Net loss, as reported	$(1,794,751)	(1,742,362)
Recognized under intrinsic
value, as reported	143,128	-
Unrecognized fair value	(357,152)	(90,610)

Net loss, pro-forma	$(2,008,775)	(1,832,972)

Net loss per share, as reported	$ (0.04)	$ (0.05)
Net loss per share, pro-forma	$ (0.05)	$ (0.05)

The fair value of each option grant is calculated using the following weighted average assumptions:
	December 31	December 31
	2003	2002

Expected life (years)	1	1
Interest rate	3.00%	2.75%
Volatility	188.13%	78.19%
Dividend yield	0.00%	0.00%

Las Vegas From Home.com Entertainment Inc.

Interim Financials June 30, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2004 AND 2003

(Unaudited - Prepared by Management)

7.

Capital stock (Continued)

(d)

Warrants

The following summarizes warrants that have been granted, exercised or have expired during the six month period ended June 30, 2004.  All of the warrants have been issued in connection with the sale of common shares of the company, unless otherwise stated:

	Number of Warrants	Exercise Price $

Balance beginning of period	1,688,000	0.70

Warrants exercised	-	-
Warrants issued	-	-
Warrants expired	(1,688,000)	0.70

Balance end of period	-	-

(e)

Stock options

At the Annual General Meeting of the Company which was held on May 31, 2004, the shareholders approved the adoption of the Company's 2004 Stock Option Plan (the "2004 Plan") whereby the Company may reserve an aggregate of 11,290,154 common shares for issuance under the 2004 Plan to Directors, Officers, Employees and Consultants of the Company and any stock options previously granted outside of the 2004 Plan.   This number equals 20% of the Company's issued and outstanding shares as of April 12, 2004, the date of the Company's Information Circular with respect to its' most recent Annual General Meeting of Shareholders.

The following summarizes the employees', directors' and consultants' stock options that have been granted, exercised, cancelled and expired during the six month period ended June 30, 2004:

	Number of Shares	Exercise Price $

Balance beginning of period	2,938,349	0.11 to 0.36

Options granted	3,500,000	0.13 to 0.19
Options exercised	(755,750)	0.11 to 0.22
Options expired	(100,000)	0.11
Options cancelled	(50,000)	0.19

Balance end of period	5,532,599	0.11 to 0.36

Las Vegas From Home.com Entertainment Inc.

Interim Financials June 30, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2004 AND 2003

(Unaudited - Prepared by Management)

8.        Related party transactions

(a)  Payable to related parties

	June 30 2004	December 31 2003

Payable to Lucky 1 Enterprises Inc.	$15,498	$-
Payable to Directors	-	7,981

Total payable to related parties	$15,498	$7,981

Amounts payable to directors are for expenses incurred on behalf of the Company.

(b) Due from related parties

	June 30 2004	December 31 2003

Lucky 1 Enterprises Inc.(held in trust)	$1,837	$140,832
Two Directors	105,014	-

Total due from related parties	$106,851	$140,832

(i)

As at June 30, 2004, an amount of $105,014 is receivable from two directors of the Company.  This amount of $105,014 consists of loans and interest.

(ii)

The company shares office premises and office expenses with Lucky 1 Enterprises Inc. ("Lucky"), a related company.  Rent for the office premises is paid by the Company and Lucky is charged for its proportionate share.  Lucky charges the Company for its proportionate share of payroll expenses and other office expenses.

Related party transactions during the six month periods ended June 30, 2004 and 2003:

(1)

paid management fees to a company related by common management and directors $90,000 (2003: $90,000);

(2)

received rent from Lucky for shared offices $3,077 (2003: $3,447);

(3)

reimbursed Lucky $89,543 (2003: $81,013) for payroll and benefits;

(4)

reimbursed Lucky $7,150 (2003: $15,627) for other office expenses;

(5)

interest was charged for funds loaned to the Company by Lucky $37 (2003: $561), and;

(6)

The Company entered into non-brokered private placement financing agreements with Lucky.  The Company has issued to Lucky 1,250,000 common shares of the Company at $0.32 per share for total proceeds of $400,000 and 2,750,000 common shares of the Company at $0.30 per share for total proceeds of $825,000.

(7)

Pursuant to the Licensing Agreement dated November 4, 2002, the Company has paid to Lucky the sum of $58,016 for the six month period ended June 30, 2004 representing 40% of revenues generated from the three card games software (2003: $8,145).

Las Vegas From Home.com Entertainment Inc.

Interim Financials June 30, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2004 AND 2003

(Unaudited - Prepared by Management)

9.      Income taxes

	December 31	December 31
	2003	2002
Future income tax assets
Non-capital loss carry-forwards for Canadian purposes	$7,041,796	$4,635,558
Excess of unamortized capital cost over net book value of fixed assets	61,661	52,805
Exploration expenditures for Canadian purposes
Unused cumulative Canadian exploration expenses	6,370	6,370
Unused cumulative foreign exploration and development expenses	262,527	262,527
	7,372,354	4,957,260

Tax rate - 38.00% (2002 - 39.62%)	2,801,495	1,964,066
Less: Valuation allowance	(2,801,495)	(1,964,066)
	$-	$-

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.

For Canadian income tax purposes, the exploration and development expenses can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $905,088, which can be carried forward indefinitely.

The Company has available approximate non-capital losses which may be carried-forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2004	$119,552
2005	158,221
2006	708,311
2007	1,108,651
2008	1,049,307
2009	1,578,410
2010	2,319,074

$7,041,526

The benefit of these losses has not been recorded in these financial statements.

Las Vegas From Home.com Entertainment Inc.

Interim Financials June 30, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2004 AND 2003

(Unaudited - Prepared by Management)

10.          Commitments

(a)

Pursuant to agreements entered into with various parties, the Company's Antiguan subsidiary Action Poker Gaming Inc., ("Action") is required to make the following payments:

(i)

Interactive gaming license

Annual License fee of US $10,000

(ii)

Kahnawake Server Park rent

Monthly user fee of US $10,000 from May 1, 2003 to October 31, 2004;

(iii)

Financial transaction fees

Minimum monthly fee of US $2,000 for the credit card transactions, plus bank surcharges and other charges or fees imposed by banks for handling credit card transactions;

(iv)

Net revenue sharing

35% of Action's share of monthly net revenues, after deducting all server and bandwidth costs, all transaction related costs and fees, and all chargebacks to an arm's length on-line casino (the "Arm's Length Party");

(v)

Purchase Price for the Termination of the Net Revenue Sharing Agreement

Purchase Price of US $1,000,000 is payable to the Arm's Length Party in staged monthly payments commencing on April 1, 2004 and ending on May 1, 2005;

(vi)

Loan

Principal amount of Loan is US $250,000 which is repayable together with bonus on a monthly basis commencing on July 30, 2004 and ending on July 30, 2006.

(b)

Lease commitments

The Company has entered into an operating lease expiring in 2006 for office space.  The minimum rental commitments under the operating lease are as follows:

Expiry Date	Amount

2004	$29,550
2005	59,100
2006	$14,775

Las Vegas From Home.com Entertainment Inc.

Interim Financials June 30, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2004 AND 2003

(Unaudited - Prepared by Management)

10.

Commitments (Continued)

(c)

Obligation under capital lease

The following is the schedule of future minimum lease payments under capital lease:

Amount

2004	$21,191
2005	27,057
2006	23,939
2007	3,195

Total minimum lease payments	75,382
Less: Amount representing interest and executory costs	23,586

Present value of net minimum lease payments	51,796
Less: Current portion	25,124
Obligation under capital lease	$26,672

A certain amount of the Obligation under capital lease has been personally guaranteed by the Company's President, Jacob H. Kalpakian.

11.              Subsequent events

(a)

A total of 75,658 stock options were exercised subsequent to the six month period ended June 30, 2004 at prices ranging between $0.11 and $0.19 per common share for total proceeds to the Company of $13,413.

(b)

A total of 150,000 stock options were granted subsequent to the six month period ended June 30, 2004 exercisable at prices ranging from $0.16 to $0.18 per common share.

(c)

Subsequent to the six month period ended June 30, 2004, the amount of $21,500 was re-paid to the Company by two directors to reduce the amount owed by the two directors from $105,014 to $83,514.

Las Vegas From Home.com Entertainment Inc.

Interim Financials June 30, 2004

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Jacob H. Kalpakian, President & C.E.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2004.

"Jacob H. Kalpakian"

Jacob H. Kalpakian

President & C.E.O.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Bedo H. Kalpakian, Chairman & C.F.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2004.

"Bedo H. Kalpakian"

Bedo H. Kalpakian

Chairman & C.F.O.

Exhibit 2

Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management's Discussion & Analysis

Interim (unaudited) Financial Statements for the

Six Month period ended

June 30, 2004

The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the unaudited interim financial statements and the notes thereto for the six month periods ended June 30, 2004 and 2003, and which are prepared in accordance with Canadian generally accepted accounting principals.  The unaudited interim financial statements and notes thereto have not been reviewed by the Company's Auditor.  The following discussion and analysis should also be read in conjunction with the audited financial statements and the notes thereto for the years ended December 31, 2003 and 2002.

The following information is prepared as at August 29, 2004.

Forward-Looking Statements

Certain statements contained herein are "forward-looking" and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The Company and its Antiguan subsidiary, Action Poker Gaming Inc. ("Action") are in the business of developing and marketing software for on-line multi-player interactive card games.  The gaming and entertainment operations are carried on by Action.  The expected principal revenues of the Company's Antiguan subsidiary will be from collecting rakes, licensing fees and royalties.  Action operates as an internet host of card games and collects a fee (rake) as host and does not participate in the actual card games.

Additional information relating to the Company is on SEDAR at www.sedar.com ..  Las Vegas From Home.com Entertainment Inc. is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents, on www.sedar.com .  The Company is a foreign private issuer in the United States of America and in this respect, files on www.sec.gov/edgar , its Annual Report on Form 20-F and other reports on Form 6-K.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management's Discussion & Analysis

For the six month interim period ended June 30, 2004

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The Company has developed and has built a Software for on-line multi-player interactive card games which is live on-line to the general public under the URL www.tigergaming.com.  The Company is continually enhancing and upgrading the Company's Software.  Furthermore, the Company is developing new games which will be added to the Company's existing Software portfolio.

The Company is licensing its Software to several third party operators. For a list of all operators, please visit www.lvfh.com .. Among these operators is "Real Time Gaming" ("RTG"), a leading software developer and provider of casino style games. Through RTG's offshore subsidiary, the Company's software was made available to RTG's 50 plus licensees.

During the year ended December 31, 2003, the Company's Antiguan subsidiary, Action, entered into a Net Revenue Sharing Agreement with Atlantis Casino On-Line N.V. ("Atlantis") whereby Action acquired the ownership and operatorship of www.atlantisworldpoker.com and Atlantis acquired 35% of Action's share of Net Revenues after deducting all server and bandwidth costs and fees, and all transaction related fees, costs, expenses and charge-backs for a purchase price of U.S. $1,000,000 (the "Net Revenue Sharing Agreement").

On April 1, 2004, the Company's Antiguan subsidiary, Action, entered into a Purchase/Sale Agreement for the Termination of the Net Revenue Sharing Agreement with Atlantis for a purchase and termination price of US $1,000,000 (the "Termination Agreement").

At the 2004 Annual General Meeting of the shareholders of the Company which was held on May 31, 2004, the shareholders approved the Audited Financial Statements for the year ended December 31, 2003 and the Auditor's report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company's Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and, adopted the Company's 2004 Stock Option Plan whereby the Company may reserve for granting stock options to directors, officers, employees and consultants up to 11,290,154 of the issued and outstanding common shares of the Company.  The material terms of the 2004 Stock Option Plan are outlined in the Company's Information Circular included with the Notice of Annual General Meeting which has been filed on www.Sedar.com ..

For the six month period ended June 30, 2004, the Company recorded revenue of $558,010 as compared to $933,817 for the same period in 2003.  Interest income was $1,748 as compared to $763 during the same period in 2003.  The loss before other items was $887,887 as compared to $208,006 for the same period in 2003 due to the fact that the total expenses increased to $1,447,645 reflecting an increase in the level of the Company's activities compared to $1,142,586 for the same period in 2003.  Items which contributed to an increase in operating expenses during the six month period ended June 30, 2004 were office and miscellaneous expenses, consulting fees,

2

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management's Discussion & Analysis

For the six month interim period ended June 30, 2004

salaries and benefits, advertising and promotion, amortization, net revenue sharing, regulatory and transfer agent fees and, transaction fees.

The weighted average loss per common share was $0.02 as compared to a loss of $0.04 during the same period in 2003.  Total assets at June 30, 2004 were $1,038,078, (2003: $585,173). The Company has an equipment lease with minimum annual payments of $25,124 expiring in 2007, a certain portion of which has been personally guaranteed by the Company's President, Jacob H. Kalpakian.  The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the six month period ended June 30, 2004, the Company had a net loss of $1,327,112 ($0.02 per share), as compared to a net loss of $1,608,924 ($0.04 per share) in the same period of 2003.

During the six month period ended June 30, 2004, the Company's weighted average number of shares was 55,882,902 as compared to 39,699,376 for the same period in 2003.

For the six month period ended June 30, 2004, the Company had a working capital deficit of $154,299 as compared to a working capital deficit of $170,434 in the same period of 2003.

The Company acquired, on April 28, 2004, Action Commerce Limited (UK), a United Kingdom corporation.  Action Commerce Limited (UK) is now a wholly owned subsidiary of the Company.

On June 15, 2004, the Company entered into a Loan Agreement with International Interactive Ventures ("IIV") whereby IIV lent the Company's Antiguan subsidiary, Action, the amount of US $250,000 (the "Loan").  The Loan is repayable together with bonus on a monthly basis commencing on July 30, 2004 and ending on July 30, 2006.  However, negotiations are currently ongoing between the parties to convert a certain portion of the Loan towards an advance payment of a licensing fee as well as an advance for future payments towards rake royalties which shall be payable by IIV for licensing a poker room from Action.

Second Quarter, (June 30, 2004)

During the three month [second quarter] period ended June 30, 2004, the Company had a net loss of $862,178 ($0.02 per share) as compared to a net gain of $307,244 ($0.01 per share) in the same three month [second quarter] period of 2003.  Operating costs increased to $712,487 as compared to $530,021 for the same period in 2003.  Costs relating to salaries and benefits, advertising and promotion, consulting fees and regulatory and transfer agent fees, office and miscellaneous, amortization, net revenue sharing, travel, meals and entertainment contributed mainly to the increase in operating costs.

The Company's second quarter revenue for the three month period ended June 30, 2004 was $281,334 (2003: $841,260).  Interest income for the three month period ended June 30, 2004 was $1,645 as compared to $731 for the comparable period in 2003.

3

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management's Discussion & Analysis

For the six month interim period ended June 30, 2004

Risks related to our Business

Although management believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, Action, will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming.  The passage of such legislation could substantially and adversely impact the business of the Company and its licensees.

The marketplace for the Company's on-line Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  The Company's products and services compete against those of other companies that have greater financial, marketing, software programming and other resources than those of the Company.  The Company will rely on the internet as a means of promoting and selling.  Any changes in the internet's role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company's ability to generate revenues.  Furthermore, the Company can be adversely affected from power failures, internet interruptions, software failures and hackings.  The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company. The Company also relies on its licensees for the operation of the Company's Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company. The Company is at risk if it does not continually upgrade and enhance its Software to avoid rendering the Company's existing Software obsolete.  Internal cash generated by the operations of the Company may not permit the level of research and development spending required in order to maintain a stream of new product improvements. Changes in policies of companies or banks that handle credit card transactions for on-line gaming may have an adverse impact on the financial affairs of the Company.

4

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management's Discussion & Analysis

For the six month interim period ended June 30, 2004

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended June 30, 2004:

For the Quarterly Periods ended	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Total Revenues	$282,979	276,779	261,122	186,722
Income (loss) before other items	(429,508)	(458,379)	(925,727)	(667,955)
Earnings (loss) per common share before other items	(0.01)	(0.01)	(0.02)	(0.01)
Fully diluted earnings (loss) per common share before other items	(0.01)	(0.01)	(0.02)	(0.01)
Net income (loss) for the period	(862,178)	(464,934)	392,664	(578,491)
Basic net earnings (loss) per share	(0.02)	(0.01)	0.01	(0.01)
Diluted net earnings (loss) per share	(0.01)	(0.01)	0.01	(0.01)

For the Quarterly Periods ended	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002
Total Revenues	$841,991	92,589	159,865	73,425
Income (loss) before other items	311,970	(519,976)	(204,227)	(564,084)
Earnings (loss) per common share before other items	0.01	(0.01)	(0.01)	(0.01)
Fully diluted earnings (loss) per common share before other items	0.01	(0.01)	(0.00)	(0.01)
Net income (loss) for the period	307,244	(1,916,168)	(38,101)	(480,900)
Basic net earnings (loss) per share	0.01	(0.05)	(0.00)	(0.01)
Diluted net earnings (loss) per share	0.01	(0.04)	(0.00)	(0.00)

5

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management's Discussion & Analysis

For the six month interim period ended June 30, 2004

The Company's business is not of a seasonal nature.

A major portion of the Company's total revenues have been generated as a result of the Company's Gaming Software.

While the Company's Gaming Software has generated revenues over the eight most recent quarterly periods, Management believes that the Company has not reached a stage whereby a general representative trend has been established for generating revenues, as the Company's Gaming Software is still being upgraded to include additional products.

Liquidity and Capital Resources

To date, the Company's revenues have not met the Company's expenditures or capital requirements.  For 2004, the Company will require additional funds to conduct operations uninterruptedly.  The Company does not expect a meaningful increase in its revenues unless more resources are dedicated to marketing or until its Gaming Software is upgraded with a full suite of poker games as well as new products.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  Alternatively, the Company might have to enter into a joint venture arrangement with another party should such party be prepared to provide the required financing to the Company, on acceptable terms and conditions.  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company's intention to pursue these methods for future funding of the Company.

The Company has granted stock options to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options be exercised by any party, then any funds received by the Company shall be used for working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their respective expiry dates.

During the six month period ended June 30, 2004, the Company entered into two private placement financing agreements with a related party whereby the Company issued an aggregate of 4,000,000 common shares at prices ranging from $0.30 to $0.32 per common share for total proceeds to the Company of $1,225,000.

During the six month period ended June 30, 2004, an aggregate of 755,750 stock options were exercised; 3,500,000 stock options were granted; 100,000 stock options expired and 50,000 were cancelled.  As at June 30, 2004, the Company had 5,532,599 outstanding stock options exercisable at prices ranging from $0.11 to $0.36 per common share.  During the six month period ended June 30, 2004, an aggregate of 1,688,000 share purchase warrants in the Company expired and as a result, there are no warrants outstanding.

As of June 30, 2004 the Company had $300,395 in cash and term deposits as compared to Nil at December 31, 2003.  There was a working capital deficit of $154,299 as at June 30, 2004 as compared to a working capital deficit of $154,730 as at December 31, 2003.  Marketable securities at June 30, 2004 were $78,604 as compared to $17,374 at December 31, 2003.  Accounts

6

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management's Discussion & Analysis

For the six month interim period ended June 30, 2004

receivable at June 30, 2004 was $216,161 as compared to $179,133 at December 31, 2003.  Prepaids and security deposits at June 30, 2004 were $16,402 as compared to $85,041 at December 31, 2003.  Due from related parties at June 30, 2004 was $106,851 as compared to $140,832 at December 31, 2003.

Trends

The marketplace for the Company's business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  Consequently, new products are being developed continuously by the Gaming Industry in order to satisfy customer demands, new and costly venues of advertising and promotion are being used by the Gaming Industry so as to attract new customers and, new competitors are continuously appearing in the marketplace.

Related Party Transactions

The company shares office premises with Lucky 1 Enterprises Inc. ("Lucky") a related company. Subsequent to August 2001, rent for the office premises is paid by the Company and Lucky is charged for its proportionate share which is $3,077 for the six month period ended June 30, 2004 (2003: $3,447).

Lucky charges the Company for its' proportionate share of payroll expenses and other office expenses, (the "Las Vegas obligations").  During the six month period ended June 30, 2004, the Company has paid to Lucky the sum of $96,693 (2003: $96,640) for the Las Vegas obligations which are as follows:  payroll and benefits expenses of $89,543 (2003: $81,013) and other office expenses of $7,150 (2003: $15,627).

The Company entered into a licensing agreement on November 4, 2002 with Lucky for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the "three card games software").  The Company has received from Lucky the agreed license fee of $200,000 for the three card games software.  The three card games software is equally owned by the Company and Lucky.  The Company shall be the operator of the three card games software. The Company shall receive 60% and Lucky shall receive 40% of all revenues that shall be generated from the operation of the three card games software.  As at December 31, 2003, the Company has paid to Lucky $100,951 representing 40% of revenues generated from the three card games software (2002: $Nil) and $58,016 for the six month period ended June 30, 2004 (2003: $8,145).

For the year ended December 31, 2003, Kalpakian Bros. of B.C. Ltd. was paid $180,000 and $90,000 for the six month period ended June 30, 2004.  The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Agreement dated February 1, 2000, the remuneration payable to Kalpakian Bros. of B.C. Ltd. is $15,000 per month plus GST plus reimbursement of all traveling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. in connection with performing its services. The Management Agreement is automatically renewable on a year by year basis and may be terminated at anytime by either party on six months' written notice.

During the six month period ended June 30, 2004, the Company entered into Non-Brokered Private Placement Financing Agreements with Lucky.  The Company has issued to Lucky

7

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management's Discussion & Analysis

For the six month interim period ended June 30, 2004

1,250,000 common shares of the Company at $0.32 per common share and 2,750,000 common shares of the Company at $0.30 per common share for total proceeds to the Company of $1,225,000.  These shares were restricted from trading until June 20, 2004.

As of June 30, 2004, an amount of $105,014 is receivable from two directors of the Company. This amount of $105,014 consists of loans and interest.

Changes in Accounting Policies

Effective January 2002, the Company adopted the new Handbook recommendation in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

Financial Instruments

(i)

Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, this is minimized by the Company's large customer base.  The Company monitors its exposure to credit risk for accounts receivable.

(iv)

Translation risk

The Company translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

8

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management's Discussion & Analysis

For the six month interim period ended June 30, 2004

(v)

Market risk

Marketable securities are valued at the lower of cost and market at the balance sheet date.  The Company is exposed to market risk with respect to its investment in marketable securities.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company's June 30, 2004 Interim (unaudited) Financial Statements and the Company's December 31, 2003 Annual audited Financial Statements.

Capital Stock

100,000,000 common shares without par value

    5,000,000 preferred shares

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise ($) Price per common share	Expiry Dates
Issued and Outstanding as at August 29, 2004	56,864,678	Nil	N/A	N/A
Stock Options	5,556,941	Nil	0.11 to 0.36	September 10/ 04 to March 12/ 07
Warrants	Nil	Nil	N/A	N/A
Fully Diluted as at August 29, 2004	62,421,619	Nil	N/A	N/A

Subsequent Events

(a)

A total of 75,658 stock options were exercised subsequent to the six month period ended June 30, 2004 at prices ranging between $0.11 and $0.19 per common share for total proceeds to the Company of $13,413.

(b)

A total of 150,000 stock options were granted subsequent to the six month period ended June 30, 2004 exercisable at prices ranging between of $0.16 and $0.18 per common share.

(c)

Subsequent to the six month period ended June 30, 2004, the amount of $21,500 was re-paid to the Company by two directors to reduce the amount owed by the two directors from $105,014 to $83,514.

(d)

On July 9, 2004, the Company announced the launching of www.zerorake.com through its wholly owned Antiguan subsidiary, Action Poker Gaming Inc. ("Action").  The Zero rake card room is the internet's first "rake-free" card room and is targeted to poker players who play poker even a few hours a month.  Instead of charging the industry standard of a "rake" or commission on every winning hand, players are only charged a fixed membership fee.  The financial benefits to regular poker players can be substantial.  Through the Company's revolutionary "rake-o-meter" that is installed in the software, all poker players can see how important the rake factors in their overall bankroll.  Members see how much they save by not paying a rake while non-members can view how much they are actually paying in rake, thus making their decision to convert to a membership easier as the economic advantages can be clearly measured.

9

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management's Discussion & Analysis

For the six month interim period ended June 30, 2004

(e)

On August 10, 2004 the Company received a complaint for patent infringement that was filed on July 20, 2004 in the US District Court of Nevada by 1st Technology LLC of California ("1st Technology").  Named as Defendants to the subject complaint are the Company, Real Time Gaming and Terra Networks, S.A. (collectively referred to as the "Defendants").  1st Technology has claimed that the Defendants have each infringed the Lewis Multimedia Patents.  1st Technology has requested a trial by jury and is seeking damages, attorney's fees and costs, and a permanent injunction prohibiting further infringement of the Lewis Multimedia Patents.  The Company is of the opinion that this claim is of no merit and, the Company intends to defend this action.

Outlook

Industry indications are strong that the growth trend in the internet gaming sector, in particular for poker and other multiplayer games, shall continue to enjoy high growth.

At the present time, the Company's main objective is to raise additional funds primarily to market its core product.  Management believes that there is a small window of opportunity which the Company holds over its competitors in several forms of marketing and must take advantage of this in the near future or lose its competitive advantage.  Management strongly believes it has a solid marketing plan that can increase traffic and revenue through proven marketing medians however, in order to achieve this, the Company will require the necessary funding.

If successful in implementing its complete marketing plans, the Company will have established the required base of players to sustain and advance the Company to the next level of growth.

10

CERTIFICATION PURSUANT TO

18 U.S.C. ss.1350, AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jacob H. Kalpakian, certify that:

1.

I have reviewed this quarterly report for the three month period ended March 31, 2004 on Form 6K of Las Vegas From Home.com Entertainment Inc.

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c)

presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 29, 2004

Jacob H. Kalpakian

Chief Executive Officer

Exhibit 3

CERTIFICATION PURSUANT TO

18 U.S.C. ss.1350, AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I,  Bedo H. Kalpakian, certify that:

1.

I have reviewed this quarterly report for the six month period ended June 30, 2004 on Form 6K of Las Vegas From Home.com Entertainment Inc.

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c)

presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  August 29, 2004

Bedo H. Kalpakian

Chief Financial Officer